AMERICAN ORIENTAL BIOENGINEERING, INC.
1 Liangshuihe First Ave.
Beijing E-Town Economic and Technology Development Area, E-Town
Beijing 100176, People’s Republic of China

January 12, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:
American Oriental Bioengineering, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 15, 2011 and Amended November 14, 2011 Form 10-Q for the Quarterly Period Ended September 30, 2011 Filed November 14, 2011 File No. 001-32569

Dear Mr. Rosenberg:

We are responding to the comment letter dated December 29, 2011 (Staff’s Letter”) related to American Oriental Bioengineering, Inc. (“Company”).  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K/A (Amendment No. 1)

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Position, Liquidity, And Capital Resources Cash, page 45

1.
Please provide us proposed disclosure to be included in future periodic reports indicating the nature of all restrictions on your net assets, the amount of those net assets, and the potential impact on your liquidity. For example, on page F-30, you disclose that approximately $26.3 million and $23.8 million are not distributable as cash dividends as of December 31, 2010 and 2009, respectively.

Response:

We respectfully advise the Staff that the restricted net assets of the Company includes paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries and the Company’s equity in the undistributed earnings of its equity investments. Such balance as of December 31, 2009 and 2010 are summarized below:

	December 31,
	2010	2009
Paid-in capital of the PRC subsidiaries	68,750,697	68,750,697
Statutory reserve of the PRC subsidiaries	26,293,785	23,757,901
Equity in the undistributed earnings of equity investments	50,547	3,306,070

	95,095,029	95,814,668

We will include the following proposed disclosure in future periodic reports indicating the nature of all restrictions on our net assets, the amount of those net assets and the potential impact on our liquidity.

“Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted included paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries and the Company’s equity in the undistributed earnings of the equity investments, totaling an aggregate of $[●] and $95,095,029 as at December 31, 2011 and 2010, respectively.

The Company does not believe the restricted amounts have a material effect on our business operations, liquidity, and financial conditional as we have plans to take actions to obtain alternative sources of financing such as obtaining loan facilities from financial institutions and can utilize sufficient cash flows generated from our PRC subsidiaries to meet current and future obligations.”

Cash Flow 2010 Compared to 2009 Operating Activities, page 45

2.
We note your accounts receivable increased by $23.1 million between December 31, 2009 and 2010, while net sales increased by $9.8 million.  Please provide us with proposed disclosure to be included in future periodic reports explaining why accounts receivable has increased significantly between these periods in comparison to sales.  In this regard, also address the following in your proposed disclosure:

•
Whether, and if so, how the timeframe of your standard credit terms changed during the periods presented. Disclose days’ sales in accounts receivable and explain any differences from your standard credit terms.  Additionally, please explain the circumstances in which you offer extended credit terms.

•	The aging of your accounts receivable at December 31, 2010;
•	Why you have not written any accounts off; and
•	The steps you take in collecting accounts receivable.

Response:

We respectfully advise the Staff that the accounts receivable increased by $23.1 million between December 31, 2009 and 2010, while net sales increased by $9.8 million, was mainly due to the Company extended additional 30-90 days credit term to certain distributors with long-term business relationships and healthy historical credit records in order to stimulate demand in sales. We will include the following proposed disclosures in future periodic reports explaining reasons for significant changes of accounts receivable between these periods.

 “Accounts receivable arise from sales to our customers and are generally due and payable on terms ranging from 30 to 180 days beginning after the invoice date. The Company assessed distributors’ credit history, operation performance, financial position, reputation among peers, etc. to assign credit terms. The company’s management reviews credit term and conditions of the account receivable balance for each distributor on a quarterly basis.

In the year of 2010, the company offered a credit extension for an additional 30 days to certain distributors with long-term business relationships and healthy historical credit records in order to match new industry practice and stimulate demand in sales. As a result, our days’ sales in accounts receivable increased to 82 days in 2010 compared to 58 days in 2009. The Company does not have plans to offer any additional credit term extensions in the near future.

Among the accounts receivable balance at December 31, 2010, 82% is within 1 to 3 months, 17% within 4 to 6 months, 1% are past due.  In our business history, only insignificant accounts receivable cannot be collected which have been fully recorded as allowance for doubtful accounts. In addition, all accounts receivable that were past due as of December 31, 2010 were subsequently collected in full. Therefore, we have not written any accounts off.

Our sales team is dedicated and incentivized to accounts receivable collection and our credit control department reviews accounts receivable report regularly for the customers with outstanding accounts receivable balances.”

Item 9A. Controls and Procedures

(b) Management’s Report on Internal Control Over Financial Reporting (as revised), page 49

3.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether or not your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response:

The Company respectfully advises the Staff that the Company has several subsidiaries in certain major provinces in China where it maintains its production premises, sales and customer service network, such as Heilongjiang, Guangxi and Changchun.  All transaction processing, accounting records, financial closing and reporting functions of those operational units are using the ERP Langchao system and consolidated financial reporting is conducted centrally by international reporting team in Beijing.

I.	Internal control over financial reporting

The Company has established and maintained its internal control over financial reporting according to the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, which includes five key components: control environment, risk assessment, control activities, information and communication, and monitoring. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements in accordance with U.S. GAAP. These controls include policies and procedures relating to entity-wide processes, as well as activities and controls over detailed processes.

(i)	Control Environment

The Company has designed a written Code of Ethics regarding acceptable business practice, conflicts of interests, and expected standards of ethical behavior which set the tone at the top to emphasize the importance of integrity and ethical behavior. The Code of Ethics is communicated to all new employees as part of the new hire orientation and all existing employees periodically through Company trainings. CEO office and the Human Resource Department are responsible for monitoring the compliance with the Company policy and Code of Ethics. Penalties will be imposed to employees who violate the Company policy and code of Ethics. The Company also has established a whistleblower program which includes a hotline for employees to report behaviors that might violate the Company policy and Code of Ethics. The Company’s audit committee provides oversight of the Company’s external financial reporting and internal control over financial reporting. The audit committee chairman served as Deputy Professional Practice Director at Deloitte & Touche New York office prior to joining the Company’s board and is designated as the financial expert of the committee. The audit committee launches meetings quarterly and annually to discuss and review the financial reports file to the Securities and Exchange Commission (the “SEC”) with financial management and external auditor, including any significant accounting policies and issues and their impact on the financial statements and any significant internal control issues.

(ii)	Risk Assessment

The Company’s management is responsible for the risk assessment process to identify, analyze and manage risks that affect the Company’s financial reporting objectives. The risk assessment is performed from time to time during daily operation, including estimating the significance of risks, assessing the likelihood of occurrence, and determining the preventive actions. Management meetings are held regularly to discuss business operations, analyze operating results against the budget and any risks identified by each business unit. In addition, audit committee meetings are held quarterly and annually to discuss significant issues and risks identified in financial reporting and internal control. The Company also established an internal audit department to be responsible for monitoring financial reporting and business operations and following up on management’s remediation process for identified control deficiencies. The internal audit department is independent of activities they audited and has direct access to the audit committee to communicate significant deficiencies noted.

(iii)	Control Activities

All the business cycle control procedures are applied to all subsidiaries of the Company to ensure consistency of operation.  Under such conditions, business control procedures relating to financial reporting control objectives are standardized among the subsidiaries.

Control activities across the Company entities are also reflected at all levels of the entities, including individual operational units and business processes, such as well-defined approval hierarchy of each transaction, segregation of duties, etc. The Company has established a control approval matrix to ensure that all approvals are authorized and in accordance with the Company’s delegation of authority policy.  Although the Company has offices at different locations, all related planning activities, transaction processing, accounting records, financial closing and reporting functions are using the ERP Langchao system and consolidated financial reporting is centrally conducted by international financial team.  The international financial team completes the work of closing accounts at the end of each quarter by using the standardized financial closing processes, which are applied to all subsidiaries.  This approach ensures that all required procedures for financial closing are implemented consistently.  The quarterly and annual financial reports are reviewed by the CFO and the CEO, the audit committee and the Board of Directors prior to the public releases of the quarterly earnings results and the filings of the annual report on Form 10-K with the SEC.

(iv)	Information and communication

The Company has established a formal policy with respect to the preparation of reliable financial statements to ensure that relevant information is identified, captured, processed and communicated by information systems to the appropriate individuals in a timely fashion. A centralized information system is utilized to manage financial data for each of the subsidiaries. Management performs a specific assessment process of information technology at least quarterly in entity-level controls, general controls and application controls. General computer controls, application controls and detailed process controls are established and operated effectively by the Company to address the risks arising for information technology. Regular meetings are held among each business unit, financial department and the information technology department to ensure effective and timely communications.

On a monthly and quarterly basis, each subsidiary provides an analysis report to senior management to communicate operating results at the subsidiary level. On a quarterly basis, the international financial team provides a consolidated analysis report to senior management to communicate operating results at the consolidation level.

On a semi-annual basis, management meetings and sales and marketing meetings are held, which includes the CEO, CFO, subsidiary financial controller, internal audit director and head of each business unit to discuss the operation results, sales and financial related issues and business planning for the next period.

(v)	Monitoring

Management monitors and assesses the effectiveness of the Company’s internal control at least quarterly and takes any necessary corrective actions as well as makes changes to controls as required when there are changes in the scope or nature of operations and the organizations.  The internal audit department is responsible to monitor the effectiveness of the internal control, follow up on remediation actions and report directly to the Audit Committee on a timely fashion.

II. Evaluation and assessment of internal control over financial reporting

The Company has adopted a top-down risk assessment framework to determine the scope and required evidence to support management’s assessment of the Company’s internal controls under Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”). The Company assessed the significance of the identified risks through linking the risk to its financial statement account, relevant assertions, and related disclosures taking into account of multiple entities. The Company performs a review of the scope and complexity of operations and organizational structure of each of its entities and assesses the risk of material misstatement to the financial statements associated with the entities on a quarterly basis. The Company uses this assessment to determine the significant accounts and processes at an entity for which the related internal controls will need to be assessed, as part of the SOX404 reporting process, for design effectiveness and operating effectiveness. Evaluation criteria include materiality, size and composition of the account, subjectivity and judgments, susceptibility to misstatement due to errors or fraud, transaction volume, complexity and homogeneity, accounting and reporting complexities.

III.                Internal audit function

The Company has established an internal audit department which report to CEO and the audit committee, In order to assess the effectiveness of the design and operation of the internal control activities over the financial reporting process, the internal audit department assesses risks, develops an annual plan and performs tests over financial reporting process. The internal audit department performs independent internal control review and assessment on a regular basis, based on identified audit scope, operational procedures and key control points etc.  The internal audit department also performs annual review, testing, documentation, and assessment of the implementation and effectiveness of internal control system over financial reporting.

The internal audit department works closely with the business units and management for remediation of those identified control weakness and updates internal control procedures and policies on an-ongoing basis. The internal audit department communicates identified deficiencies to management, and it retests the remediation controls implemented by management as applicable. Such findings and the relevant responses of the management are reported to the audit committee and the board of directors.

The Internal Audit department consists of an Internal Audit Director, three Internal Audit Managers, and two staff members. The Internal Audit Director is a member of the Chinese Institute of Certified Public Accountants. Prior to joining the Company, she worked for a PRC local audit firm and has over ten years of external audit, finance and internal audit experience. The three internal audit managers are all member of Chinese Institute of Certified Public Accountants and have over 10 years of internal audit experience.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.  If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response:

The Company respectfully advises the Staff that each of the Company’s PRC subsidiary maintains its books and records in accordance with PRC GAAP. On a quarterly basis, the PRC subsidiary level finance team prepares U.S. GAAP reporting packages and submits to international finance reporting team for consolidation in accordance with a formal group reporting policy established by the Company. The international finance team is responsible to review the U.S. GAAP reporting packages and prepare consolidated financial statements and related disclosures on a quarterly and annual basis. The Company has the following controls in place to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:

(i)  The Company developed a formal reporting policy for PRC subsidiaries for the purpose of preparing quarterly U.S. GAAP reporting package, including but not limited to, instruction of preparing PRC and U.S. GAAP reconciliation and required disclosure information under U.S. GAAP.

(ii) The Company developed a formal accounting manual for its significant accounting policies under U.S. GAAP. The Company also developed significant accounting policies under PRC GAAP for its PRC subsidiaries for the purpose of preparing and maintaining their books and records at the subsidiary level.

(iii) The international financial reporting team reviews the U.S. GAAP reporting packages prepared by PRC subsidiaries and prepares the consolidated financial statements according to U.S. GAAP and in compliance to SEC rules and regulations. The financial manager and the CFO review the consolidated financial statement to ensure the completeness, accuracy and adequacy of disclosures. On a quarterly basis, the financial controllers of all subsidiaries, the international financial reporting team and the CFO perform a control review on the journal vouchers including an assessment of the appropriateness of the accounting treatments.

(iv) The Company’s board of directors, audit committee, and the outside legal counsel review the financial statements for SEC reporting prior to the financials being issued to ensure they are in compliance with U.S. GAAP and SEC rules and regulations.

(vi) The Company also has controls at the subsidiary and consolidation level to ensure proper accounting for non-routine and complex transactions. The financial manager and international financial reporting team, in conjunction with the CFO, determine the appropriate U.S. GAAP treatment for such transactions based on a review of underlying documentation and discussions with the relevant members of operating management.

As a result of the controls the Company maintains, coupled with the U.S. GAAP knowledge and experience that the CFO, financial manager and the international financial team possess, management believes it can ensure that the activities conducted and the transactions consummated by the Company are recorded in accordance with U.S. GAAP.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements (including your chief financial officer and chief accounting officer) and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•
 about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response:

The Company has built a competent accounting and finance team that are involved in financial reporting. All the senior finance personnel have relevant education and work experience. The key financial reporting related personnel include: (i) the CFO, (ii) financial manager, (iii) the international financial reporting team.

(i)	CFO

CFO is responsible for reviewing and supervising the preparation of the Company’s financial statements and evaluating the effectiveness of internal controls over financial reporting. Prior to her appointment as CFO in May 2007, she had been the Acting CFO of the Company and served as Chief Operating Officer and a member of the Board of Directors since 2002. She has fifteen years of experience in management in the food industry and the pharmaceutical industry in China. In particular, she has extensive experience and innovative insight in financial capital management, corporate strategy, marketing and brand building.

She received her BA in English from Beijing University of Industry and Commerce in 1993 and completed the Owner/President Management Program in 2008, an advanced program, at Harvard Business School.

(ii)	CAO

The CAO was only responsible for ad hoc transactions from time to time, such as investment related transactions that would involve dealing with PRC government officials. He had no substantial involvement in the financial reporting process despite his title and was  removed from all positions related to accounting and financial reporting in 2011.  We are in the process of searching for and appointing a new CAO.

(iii)	Financial Manager

The Financial Manager was hired by the Company in 2010 on a part-time basis and is responsible for reviewing and supervising the preparation of the Company’s financial statements. Please refer to our response on page 11 for her background, qualification and experience in U.S. GAAP reporting for details.

(iv)	International Financial Reporting Team

The international financial reporting team is responsible for performing accounting research, preparing consolidated financial statements and U.S. GAAP reporting. The team includes two financial reporting managers, both of them worked in PricewaterhouseCoopers Beijing office for over four years prior to joining the Company in year 2008. Both of them received the Bachelor’s degree in Finance from University of International Business and Economics in Beijing, China. One of the financial reporting managers has passed the uniform AICPA examination in year 2011.

During their career in PricewaterhouseCoopers, their U.S. GAAP-related work included U.S. GAAP audit of various multinational companies. Their main responsibilities on those engagements included:

•	Preparing audit plans and customizing integrated audit programs under the PCAOB standards;
•	Performing accounting research on technical accounting issues in accordance with U.S. GAAP;
•	Performing or reviewing substantive audit procedures and analytical reviews;
•	Testing the effectiveness of design and control of the internal control processes over financial reporting and providing improvement recommendations to management ;
•	Performing review of the consolidated financial statements, footnote disclosure, MD&A and other related sections of SEC filings.

In addition, the international financial reporting team keeps an ongoing training from internal and external training programs and events related to U.S. GAAP financial reporting, U.S. and PRC tax regulation developments. They periodically attended seminars, workshops and conferences organized by Big Four accounting firms and other professional institutions.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

The Company respectfully advises the Staff that it has not retained an accounting firm or other similar organization to prepare its financial statements or evaluate its internal controls over financial reporting.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

The Company respectfully advises the Staff that since 2010, the Company hired a financial manager on a part-time basis to assist the CFO and supervise the international financial reporting team to review consolidations, prepare analytical review, MD&A and disclosures, generates accounting policies and procedures, and compliance to SEC rules and regulations. She has 18 years’ experience related to U.S. GAAP and SEC reporting. Prior hired by the Company, she served as a reporting manager at a NYSE listed company with approximately $3.5 billion annual sales and 240 offices in the United States in 2008. She was responsible to ensure the NYSE listed company’s reporting and compliance to SEC rules and regulations, consolidates financials, performs technical accounting research and generates accounting policies and procedures. From 2005 to 2008, she was the CFO for a global logistics company with operations crosses over the United States and PRC, and responsible for the logistic company’s consolidated financial statements prepared under U.S. GAAP and the effectiveness of its internal control over financial reporting.

From 2000 to 2005, she served as the Corporate Controller of a multinational company and oversees the China division’s financial reporting, SOX control and risk management. She received a Bachelors’ degree in Finance from Shanghai University of Finance, MBA degree in Finance from Webster University, USA. She is a Certified Public Accountant in New York State and continues to satisfy her annual CPE credit requirements. In 2010, the Company paid approximately $60,000 for over 1,000 hours services the financial manager provided to the Company.

Do you have an audit committee financial expert?

You identified, in your filing, Lawrence S. Wizel to be an audit committee financial expert. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Response:

The Company respectfully advises the Staff that Lawrence S. Wizel has served on the Board of Directors of the Company since 2006. Prior to joining our Board of Directors, he served as Deputy Professional Practice Director at Deloitte Touche USA LLP, or Deloitte, in Deloitte’s New York office. Mr. Wizel began his career at Deloitte in 1965 and was a partner from 1980 until he retired in June 2006.

Mr. Wizel was responsible for serving a diverse client base of publicly held and private companies in a variety of capacities including, SEC filings, initial public offerings, mergers and acquisition transactions and periodic reporting. Since September 2006, Mr. Wizel has been a member of the Board of Directors of 3SBio Inc. (NASDAQ:SSRX), a biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Since August 2007, Mr. Wizel has been a member of the Board of Directors of Puda Coal, Inc. (NYSE AMEX:PUDA), a supplier of metallurgical coking coal to the industrial sector in China.. Mr. Wizel contributes to our Board of Directors his financial expertise and 12 years of experience of managing and working with companies whose operations are based in China. He received his BA in 1965 in accounting from Michigan State University and is a Certified Public Accountant in New York State and continues to satisfy his annual CPE credit requirements.

Financial Statements Balance Sheet, page F-4

4.
Confirm that notes receivable do not exceed 10 percent of the aggregate amount of receivables or provide us proposed revised disclosure to be included in future periodic reports disaggregating accounts and notes receivable in accordance with Rule 5-02.3 of Regulation S-X.

Response:

The Company respectfully advises the Staff that the notes receivable were only 0.8% and 1.8% of the aggregate amount of receivables as of December 31, 2010 and September 30, 2011 and did not exceed 10 percent.

Note 3 – Summary of Significant Accounting Policies Selling, General and Administrative Expenses, page F-10

5.	Provide us proposed revised disclosure to be included in future periodic reports of the shipping costs in accordance with ASC 605-45-50-2.

Proposed disclosure:

In response to the Staff’s comment, the Company proposes to include in Note 3 of its audited financial statement in future filings of Form 10-K the following disclosure:

“Selling, General and Administrative Expenses

… All shipping and handling costs are expensed as incurred and outbound freight is not billed to customers. Shipping and handling costs included in selling, general and administrative expenses are $ [●] and $5,682,503 for the year ended December 31, 2011 and 2010, respectively. “

Note 4 Restatement of Consolidated Financial Statements, page F-17

6.
We note that on November 14, 2011, you restated your financial statements as a result of Ernst & Young Hua Ming conclusion that accounting errors existed related to your equity investment in Nuo Hua Affiliate.  It appears an Item 4.02(b) Form 8-K was not filed within 4 business days of this event. Please confirm that you understand that this delinquency may impact your eligibility requirements for filing on Form S-3.  Refer to Section B1 of the General Instructions to the Form 8-K.

Response:

The Company respectfully advises the Staff that with respect to the restatement, our management and our legal counsel conducted an investigation over the matter. Prior to completion of the investigation, the Company did not have adequate and complete information to determine the materiality of the accounting errors identified in order to conclude whether a restatement would be required and the previously issued financial statement could be still relied upon. Therefore, the Company did not believe a triggering event occurred to require Form 8-K filing prior to the completion of the investigation. On November 12, 2011, the investigation was completed and finalized and, based on the findings, the Company and our independent registered public accounting firm reached the conclusion to restate the previous issued financial statement for year ended December 31, 2010 and interim condensed consolidated financial statements as of September 30, 2010, March 31, 2011 and June 30, 2011. As November 12, 2011 was not a business day, a Form 8-K, if filed, would have been on November 14, 2011. However, as the Company filed its Form 10-K/A for the year ended December 31, 2010 and Form 10-Q for the nine months ended September 30, 2011 on November 14, 2011 which fully disclosed the accounting errors and the restatement, we did not believe it was necessary to file a Form 8-K on the same day with respect to the restatement.

However, after reading the Staff Comment Letter dated 12/29/2011, we came to realize it was a serious misinterpretation of the reporting rules, specifically Item 4.02(b) Form 8-K.  The Company undertakes that 8-K will be filed in similar situations in the future. The Company also understands the Company has to bear any consequences arising as a result of the said default in 8-K filing.

Note 11 – Property, Plant And Equipment, page F-21

7.
Based on your disclosure here, it appears that your gross property, plant and equipment balance increased by approximately $19.6 million between December 31, 2009 and December 31, 2010.  However, your statement of cash flows shows purchases of approximately $1.0 million.  Please tell us what the difference is attributable, and why you did not provide any discussion of this pursuant to ASC 230-10-50-3.  This comment also applies to the $31.8 million increase in the gross property, plant and equipment balance between December 31, 2010 and September 30, 2011.

Response:

The Company respectfully advises the Staff that the differences are mainly due to (i) assets transferred from construction in progress to property, plant and equipment upon completion of the construction in the year 2010,

(ii) a deposit on a building transferred from other long-term assets to property, plant and equipment in the third quarter of year 2011, when legal procedures of ownership transfer were completed and (iii) impact of foreign exchange translations which are exhibited in the reconciliations below:

For year ended December 31, 2010:

Increase in gross property, plant and equipment balance	19.6 million
Transfer from construction in progress	(14.4) million
Impact of foreign exchange translation	(4.2) million

Purchase of property, plant and equipment	1.0 million

For 9-month period ended September 30, 2011:
Increase in gross property, plant and equipment balance	31.8 million
Transferred from construction in progress	(0.6) million
Transferred from other long-term assets	(25.9) million
Impact of foreign exchange translation	(4.9) million

Purchase of property, plant and equipment	0.4 million

The $25.9 million balance transferred from other long-term assets pertains to a deposit made during the second quarter of year 2011 for purchase of a building. As the legal title of the building had not been transferred to the Company as of June 30, 2011, the deposit balance was classified as other long-term assets as of June 30, 2011. The Company has disclosed above transaction in Note 12 in its Form 10-Q for the six months ended June 30, 2011.The Company reclassified the deposit balance to property, plant and equipment upon the transfers of legal title as of September 30, 2011.

The Company respectfully advises the Staff that it will amend the disclosure to include the requested information in the Company’s future Form 10-K filings.

Form 10-Q for the Period Ended September 30, 2011

Item 1 – Financial Statements, page 5

8.	Tell us why you included debt extinguishment gain in income from operations rather than in other income and expense.

Response:

The Company respectfully advises the Staff that the Company applied ASC 225 when determining the classification of debt extinguishment gain.

ASC 225 -20-45-16 states that “A material event or transaction that is unusual in nature or occurs infrequently but not both, and therefore does not meet both criteria for classification as an extraordinary item, shall be reported as a separate component of income from continuing operations.” management determined the repurchase transaction being unusual in nature as it was not an ordinary or typical activities of the Company. However, management determined the repurchase transaction not being infrequent as it expected to repurchase more convertible notes in the future in accordance with the repurchase program. As a result, management recorded the debt extinguishment gain as a separate component of income from operations in the condensed consolidated statement of income and comprehensive income pursuant to ASC 225.

9.	Provide us proposed disclosure to be included in future periodic reports of income taxes paid and interest paid as required by ASC 230-10-50-2.

Response:

The Staff’s comment is duly noted. We respectfully advise the Staff that we will include, in future quarterly reports, income taxes paid and interest paid line items in the supplementary cash flow information in the consolidated statement of cash flows as required by ASC 230-10-50-2, as we have done in our annual reports on Form 10-K.

Notes To Condensed Consolidated Financial Statements

Note 11 – Receivable For Disposal of Investment, page 19

10.
On page 14, you state that as of November 14, 2011, you have not received the consideration of $38.6 million from the third party buyer.  Please tell us why you believe this payment is still collectible, and whether there were any specific contractual terms associated with this agreement.

Response:

We respectfully advise the Staff that the total consideration of $38.6 million consists of $22.5 million payable in cash and $16.1 million payable in equity interests of another company owned by the third party buyer. As of the date of this response letter, the Company has received a portion of the cash consideration (approximate $5 million) and the equity interests of another company owned by the third party buyer. The Company has established a special committee, including the CEO and CFO, to collect the consideration receivable balance from the third party.

The Company is and has been in active communication with the third party buyer and the buyer, which is a state-owned enterprise, is in full cooperation with the Company and agrees to settle the remaining consideration in very near future. Therefore, we believe we will receive the agreed consideration and will disclose more details in future periodic reports.

Note 17 – Convertible Notes, page 20

11.	Provide us proposed disclosure to be included in future periodic reports which explains why the holder of $5,500,000 of convertible notes accepted $2,750,000 to extinguish the debt.

Response:

The Company respectfully advises the Staff that we were able to repurchase the convertible notes at a significant discount given the current market condition. Our convertible notes holders are reputable financial institutions and the repurchase transactions are through arms-length private negotiation between the Company and the notes holders. The Company does not believe we have adequate information to interpret the intention of the notes holders in accepting the repurchase at such significant discount and proposes not to disclose such explanation.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Tahra T. Wright, an attorney at Loeb &Loeb LLP, company counsel, at (212) 407-4122.

Sincerely, /s/ Yanchun Li Yanchun Li Chief Financial Officer American Oriental Bioengineering, Inc.